UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     Good Harbor Partners Acquisition Corp.
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                    382094100
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                                 (CUSIP Number)


                                Ralph S. Sheridan
                                  79 Byron Road
                                Weston, MA 02493
                                 (781) 237-1014
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

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         1.       Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Ralph S. Sheridan
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         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                  (a) [  ]
                  (b) [  ]
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         3.       SEC Use Only
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         4.       Source of Funds (See Instructions) (See item 3)     PF
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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
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         6.       Citizenship or Place of Organization      U.S.A.
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Number of                     7.       Sole Voting Power      1,200,100
Shares                        -------------------------------------------------
Beneficially                  8.       Shared Voting Power
Owned by                      -------------------------------------------------
Each                          9.       Sole Dispositive Power  1,200,100
Reporting                     -------------------------------------------------
Person With                   10.      Shared Dispositive Power
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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,200,100
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                               [  ]
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         13.      Percent of Class Represented by Amount in Row (11)  51.1%
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         14.      Type of Reporting Person (See Instructions)
                  IN
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

Item 1. Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Good Harbor Partners Acquisition Corp., whose principal executive offices are located at 79 Byron Road, Weston, MA 02493 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Ralph S. Sheridan (the "Reporting Person").

      (b) The business address of the Reporting Person 79 Byron Road, Weston, MA 02493.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Partner of Value Management LLC located at 79 Byron Road, Weston, MA 02493.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person loaned the Issuer $60,000 and in consideration thereof, was issued a Convertible Promissory Note (the "Note") by the Issuer. The source of funding was through personal funds. Under the terms of the Note, at any time prior to the payment in full of the entire balance of the Note, the Reporting Person shall have the option of converting the unpaid balance of the
Note into shares of Common Stock at a conversion price equal to $.05 per share, subject to adjustment upon certain events. Assuming no adjustment to the conversion price, if the Reporting Person converts the entire principal balance of the Note, he will receive 1,200,000 shares of Common Stock. Further, the Note provides that interest on the principal balance shall accrue at the rate of 8% per annum on the basis of a 360-day year only upon an event of default, in which case interest shall accrue from the date of the event of default until the event of default is cured.

Item 4. Purpose of Transaction.

      The purpose of the Reporting Person's loan was to fund the Issuer.

Item 5. Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 1,200,100 shares of Common Stock, representing 51.1% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-Q filed on May 20, 2008.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 1,200,100 shares of Common Stock owned by the Reporting Person.

      (c) The 1,200,100 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective June 13, 2008.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,200,100 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 4, 2008


                                        /s/ Ralph S. Sheridan
                                        ----------------------------------------
                                        Ralph S. Sheridan